SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of January 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On January 2 and 3, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on December 28, 2006, January 1 and 2, 2007, 64,000 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price

28/12/06	2,000	7.87	($)
01/01/07	2,000	7.97	($)
02/01/07	20,000	32.82	(ILS)
02/01/07	20,000	33.03	(ILS)
02/01/07	20,000	33.05	(ILS)

B.	After the above mention purchases, Tao Tsout Ltd. holds 3,925,296 ordinary shares representing approximately 10.3% of the Company’s outstanding shares.

C.	The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and his wholly owned subsidiaries, hold, as of the date of the report, 8,768,293 ordinary shares of the Company, representing approximately 23.0% of the Company’s issued share capital and on a fully diluted basis.

D.	Mivtach Shamir Holdings Ltd. sold on January 2, 2007, 968,463 shares of the Company, consequently Mivtach Shamirholds 1,121,737 ordinary shares representing approximately 2.95% of the Company’s outstanding shares.

After this sale, Mivtach Shamir is no longer an interested party in Scailex Corporation Ltd.

2.	The Company also filed data regarding additional holdings of an interested party on form of “Opening data for holdings of interested parties”, as follows:

Name of holder: Yahel Shachar.

Type of identity number: Identity card number

Identity number: 057484826

Citizenship / country of incorporation or registration: Individual with Israeli citizenship.

Number of security in the Stock Exchange: 1082353

Name and type of security: [SKLS], options

Quantity of securities: 120,000

Rate of holding: In capital: 0% In voting power: 0%

Rate of holding (full dilution): In capital: 0% In voting power: 0%

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

January 4, 2007